UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at September 21, 2009

NORTHERN DYNASTY MINERALS LTD.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F.... X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: September 21, 2009

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.northerndynasty.com

STANDARD & POOR'S ADDS NORTHERN DYNASTY TO S&P/TSX SMALLCAP INDEX

September 21, 2009, Vancouver, BC - Standard & Poor's has announced that its Canadian Index Operations will add Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE Amex: NAK) to the S&P/TSX SmallCap Index effective September 21, 2009.

The S&P/TSX SmallCap Index was re-developed in 2007 to provide an investable index for Canadian investors and investment managers, as well as a small cap portfolio benchmark. To be included in the index, TSX-listed public companies must be actively and regularly traded, and have a float adjusted market capitalization between $1.5 billion and $100 million, among other eligibility characteristics.

"With a market capitalization in excess of $600 million and nearly 500,000 shares traded daily, Northern Dynasty is clearly among the most notable "small cap" securities traded on Canada's major stock exchange," said President & CEO Ron Thiessen. "We're pleased about the visibility that inclusion on this index will bring Northern Dynasty, as well as the future investment in our company associated with ETFs (Exchange Traded Funds) based on the S&P/TSX SmallCap Index."

Northern Dynasty is a 50-50 partner with Anglo American in the Pebble Project - an initiative to develop a globally significant copper-gold-molybdenum project in southwest Alaska into a modern, long-life mine.

The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly owned subsidiary of Anglo American plc. To retain its 50% interest, Anglo American is required to provide $1.425 billion to advance the Pebble Project toward permitting and operations.

Based on a mineral resource estimate announced last year (see Northern Dynasty News Release dated December 4, 2008), the Pebble deposit is the most extensive, undeveloped porphyry system in the world. At a 0.30% copper equivalent (CuEQ) [1] cut-off, the Pebble deposit comprises:
•          5.1 billion tonnes of Measured and Indicated Mineral Resources grading 0.77% CuEQ, containing 48 billion pounds of copper, 57 million ounces of gold, and 2.9 billion pounds of molybdenum; plus
•         4.0 billion tonnes of Inferred Mineral Resources grading 0.55% CuEQ, containing 24 billion pounds of copper, 37 million ounces of gold and 1.9 billion pounds of molybdenum.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President and CEO

[1] Note 1: Copper equivalent calculations used metal prices of US$1.80/lb for copper, US$800/oz for gold and US$10/lb for molybdenum and metallurgical recoveries of 91% for copper, 75% for gold and 90% for molybdenum in the Pebble West area and 93% for copper, 80% for gold and 94% for molybdenum in the Pebble East area. Revenue is calculated for each metal based on grades, recoveries and selected metal prices; accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery, as shown below:

CuEQ (Pebble West) = Cu % + (Au g/t x 75%/91% x 25.72/39.68) + (Mo % x 90%/91% x 220.46/39.68)
CuEQ (Pebble East) = Cu % + (Au g/t x 80%/93% x 25.72/39.68) + (Mo % x 94%/93% x 220.46/39.68).

0.77% CuEQ includes 0.43% copper, 0.25 g/t gold and 0.026% molybdenum; 0.55% CuEQ includes 0.27% copper, 0.29 g/t gold and 0.026% ppm molybdenum.

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.
Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Northern Dynasty advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.